February 13, 2019

Bernard Nolan, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance Office

of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Re: Kelinda, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 26, 2018

File No. 333-227350

Dear Mr. Nolan:

This letter sets forth the responses of Kelinda, Inc. (“Company”) to the oral comment from telephone message dated February 5 of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of February 5, 2019.

General

1.Please revise the disclosure throughout your filing to state that you are a shell company and to disclose the consequences of that status.

Response: The disclosure within the meaning of Rule 405 was revised. The shell risk factor was added to our Registration Statement Form S-1. The disclosure according to Rule 144 Shares was added. The disclosure regarding future sales by existing stockholders according to shell company status was added.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at +373 621-150-42.

Sincerely,

/s/ Petru Afanasenco

Petru Afanasenco,

President, director, principal executive officer, principal financial officer, principal accounting officer and controller.